Filed pursuant to Rule 424(b)(5) Registration No. 333-102018

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 2, 2003)

11,000,000 Shares

TECO Energy, Inc.

COMMON STOCK

     We are directly offering 11,000,000 shares of our common stock to certain purchasers pursuant to this prospectus supplement at a price of $11.76 per share. We will receive gross proceeds of $129,360,000 from the sale of our common stock before deducting offering expenses.

     Our common stock is listed on The New York Stock Exchange under the symbol “TE.” On September 9, 2003, the last reported sale price of our common stock was $12.25 per share.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page S-2 of this prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 10, 2003

ABOUT THIS PROSPECTUS SUPPLEMENT
RISK FACTORS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
ABOUT THIS PROSPECTUS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
TECO ENERGY
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF COMMON STOCK
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BYLAWS, FLORIDA LAW AND OUR RIGHTS PLAN
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
DESCRIPTION OF WARRANTS AND OTHER PURCHASE RIGHTS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

PROSPECTUS SUPPLEMENT

     You should rely only on the information contained, or incorporated by reference, in this document. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information contained, or incorporated by reference, in this document may be accurate only as of the date of this document regardless of the time of delivery of this document or any sale of common stock.

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ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is the prospectus supplement, which describes the specific details of this offering and certain other matters relating to us and our financial condition. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

     This prospectus supplement contains forward-looking statements. For a description of these statements and a discussion of the factors that may cause our actual results to differ materially from these statements, see “Forward-Looking Statements” in the accompanying prospectus and the “Risk Factors” beginning on page S-2. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

     In this prospectus supplement, “we”, “our”, “ours” and “us” refer to TECO Energy, Inc. unless the context otherwise requires.

RISK FACTORS

     In deciding whether to purchase the common stock, you should consider carefully the following factors that could cause our operating results and financial condition to be materially adversely affected.

Financing and Liquidity Risks

We have substantial indebtedness, which could adversely affect our financial condition and financial flexibility.

     In recent years, we have significantly increased our indebtedness which has resulted in an increase in the amount of fixed charges we are obligated to pay. The level of our indebtedness and restrictive covenants contained in our debt obligations could limit our ability to obtain additional financing or refinance existing debt and could prevent the repayment of subordinated debt and the payment of dividends if those payments would cause a violation of the covenants.

     Our credit facility for $350 million, which we converted to a one year term loan in November 2002, is due November 12, 2003 and will have to be repaid if not refinanced; we currently anticipate it will not be refinanced. Our other credit facility for $350 million extends until November 2004. Tampa Electric Company has a $300 million credit facility that expires November 12, 2003. TECO Energy and Tampa Electric Company are seeking to renew or replace their respective credit facilities, but we cannot assure you that they will be able to do so on favorable terms, if at all.

     In order to utilize our bank credit facilities, TECO Energy and Tampa Electric Company must meet certain financial tests. TECO Energy’s credit facilities require that, at each quarter-end, TECO Energy’s debt-to-capital ratio, as defined in the applicable agreements, not exceed 65%. Under Tampa Electric Company’s 364-day credit facility, its debt-to-capital ratio may not exceed 60% at the end of the applicable quarter and its EBITDA to interest coverage ratio (as defined in the agreement) cannot be less than 2.5 times. Certain long-term debt at PGS contains a prohibition on the incurrence of funded debt if Tampa Electric Company’s debt-to-capital ratio, as defined in the applicable agreement, exceeds 65%. The PGS debt also contains a Tampa Electric Company interest coverage requirement, as defined in the applicable agreement, of 2.0 times or greater for the twelve-month period ended each quarter. At June 30, 2003, Tampa Electric Company’s debt-to-capital ratio was 49.3%, and interest coverage was 7.3 times.

     Various agreements with the Union and Gila project debt lenders relating to the completion of construction are guaranteed by TECO Energy and require a TECO Energy consolidated interest coverage, as defined in the applicable agreement, equal to or exceeding 3.0 times for the twelve-month period ended each quarter and a debt-to-total capital ratio, as defined in the applicable agreement, of not more than 65%. Compliance with these covenants is measured on the last day of each quarter. At June 30, 2003, TECO Energy’s debt-to-total capital ratio was 57.5% and EBITDA to interest coverage was 3.2 times. Should either ratio in future quarters fall outside the required level, TECO Energy would be in default under these guarantees which could trigger a cross-default on the Union and Gila River non-recourse project debt.

     Our 10.5% Notes issued in November 2002 contain covenants that limit our ability to incur additional liens and require us to achieve certain interest coverage levels in order to pay dividends or make distributions or certain investments, or issue additional indebtedness. The 7.5% Notes issued in June 2003 contain the same limitation on liens covenant. The covenants apply only if either the notes are rated non-investment grade by either S&P or Moody’s or the notes are rated below the levels required by the equity bridge loan and Union and Gila River construction undertaking while those obligations are outstanding. The covenants became applicable upon Moody’s downgrade of TECO Energy’s senior unsecured debt in April 2003. The limitation on restricted payments restricts us from paying dividends or making distributions or certain investments unless there is sufficient cumulative operating cash flow, as defined, in excess of 1.7 times interest to make contemplated dividend payments, distributions or investments. The operating cash flow and restricted payments are calculated on a cumulative basis since the issuance of the 10.5% Notes in November 2002. At June 30, 2003, $139.1 million was accumulated and available for future restricted payments, representing two quarters’ accumulation. We are not permitted, with certain exceptions as defined in that agreement, to create any lien upon any of our property in excess of 5% of consolidated net tangible assets as defined in the relevant agreements, without equally and ratably securing the 10.5% and 7.5% Notes. As of June 30, 2003 this limitation would apply to certain liens exceeding $176.2 million. Our EBITDA to interest coverage ratio for the immediate preceding four quarters must exceed 2.0 times for us to be able to issue additional indebtedness. As of June 30, 2003, our EBITDA to interest coverage for the immediate preceding four quarters was 3.0 times. Our 7.5% Notes Due 2010, issued in June 2003, also contain a covenant that restricts our ability to incur liens on our property in excess of 5% of consolidated net tangible assets as defined, at any time while the notes are rated below BBB— by Standard & Poor’s or below Baa3 by Moody’s.

     The Merrill Lynch facility contains covenants that (1) require us to maintain as of the last day of each fiscal quarter a debt-to-capitalization ratio, as defined in the agreement, that does not exceed 65%, and (2) limit the payment of dividends exceeding $40 million in any quarter unless, prior to the payment of any dividends, we deliver to Merrill Lynch liquidity projections satisfactory to Merrill Lynch demonstrating that we will have sufficient cash or cash equivalents to pay both the dividends contemplated and each of the three quarterly dividends next scheduled to be paid on its common stock.

     The Tampa Electric Company 6.25% Senior Notes issued in April 2003 contain covenants that (1) require Tampa Electric Company to maintain, as of the last day of each fiscal quarter, a debt-to-capitalization ratio, as defined in the agreement, that does not exceed 60%, and (2) prohibit the creation of any liens on any of its property in excess of $787 million in the aggregate, with certain exceptions as defined, without equally and ratably securing the 6.25% Senior Notes.

     We cannot assure you that we will be in compliance with these financial covenants at September 30, 2003 or in any future period. Our compliance with certain of these covenants may depend upon our ability to timely complete the asset sales as described below. Our failure to comply with any of these covenants or to meet our payment obligations could result in an event of default which, if not cured or waived, could result in the acceleration of other outstanding debt obligations. We may not have sufficient working capital or liquidity to satisfy our debt obligations in the event of an acceleration of all or a portion of our outstanding obligations. In addition, if we had to defer interest payments on our subordinated notes that support the distributions on our outstanding trust preferred securities, we would be prohibited from paying cash dividends on our common stock until all unpaid distributions on those subordinated notes were made. In the case of the non-recourse financing arrangements for TECO Power Services’ Gila River and Union Power Projects, although we have no obligation for the non-recourse debt, a breach of the covenants in our construction undertaking obligations would be an event of default which could ultimately result in the loss of our investment in these projects.

     We also incur obligations in connection with the operations of our subsidiaries and affiliates which do not appear on our balance sheet, including obligations related to the development of power projects by unconsolidated affiliates. These obligations take the form of guarantees, letters of credit and contractual commitments, as described in the sections titled “Off-Balance Sheet Financing” and “Liquidity, Capital Resources” of the “Management’s Discussion & Analysis of Financial Condition & Results of Operations” section of our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. In addition, our unconsolidated affiliates from time to time incur non-recourse debt to finance their power projects. Although we are not obligated on that debt, our investments in those unconsolidated affiliates are at risk if the affiliates default on their debt.

Our financial condition and ability to access capital and pay dividends may be materially adversely affected by further ratings downgrades.

     In April 2003, Moody’s Investors Service, Inc. and Fitch Ratings lowered their ratings on our senior unsecured debt to Ba1 and BB+, respectively, both with a negative outlook. In May 2003, Standard & Poor’s Ratings Services lowered the ratings on our senior unsecured debt to BB+ with a negative outlook. These agencies also lowered the ratings on other of our securities, as well as those of TECO Finance and Tampa Electric. Tampa Electric Company’s senior secured and unsecured debt ratings were lowered to A3 and Baa1, respectively, with a stable outlook by Moody’s, to A— and BBB+, respectively, with a negative outlook by Fitch and to BBB—for both senior secured and unsecured debt with a negative outlook by Standard & Poor’s. Tampa Electric Company remains an investment grade company. The recent downgrades and any future downgrades may affect our ability to borrow and may increase our financing costs, which may decrease our earnings. We are also likely to experience greater interest expense than we may have otherwise if, in future periods, we replace maturing debt with new debt bearing higher interest rates due to our lower credit ratings. In addition, such downgrades could adversely affect our relationships with customers and counterparties.

     As a result of the ratings actions, TPS and Prior Energy were required to post collateral or margins with counterparties in order to continue to transact in the forward markets for electricity and natural gas. Collateral or margin postings may fluctuate based on either (1) the fair value of open forward positions or (2) credit assurance assessments negotiated with counterparties. Counterparties with the right to call for collateral or margin postings are not obligated to do so. Based on the fair value of existing contractual obligations as of June 30, 2003, the maximum collateral obligation, if all counterparties exercised their full rights, would be approximately $69 million. The collateral obligation, if the most probable rights were exercised, would be approximately $44 million (including actual collateral posted of $40 million).

     On July 10, 2003, S&P placed the ratings of TECO Energy and Tampa Electric Company on Credit Watch with negative implications as a result of the IRS suspending issuance of Private Letter Rulings for synthetic fuel plants and the potential effect of this action on TECO Energy’s sale of interests in its synthetic fuel production plants. Because S&P generally bases its ratings on the consolidated corporate entity, any action is likely to impact the rating of Tampa Electric Company as well. As a result, any reduction in TECO Energy’s debt rating by S&P would likely cause Tampa Electric Company to lose its investment grade rating status from that agency. Such a reduction would likely increase Tampa Electric Company’s incremental cost of capital if new capital were required to be issued, which is not expected in the short to medium term, and could require Tampa Electric Company to provide additional assurances to vendors, regulators or others with whom it conducts business. We cannot predict with certainty the financial impact of such event.

Because we are a holding company, we are dependent on cash flow from our subsidiaries, which may not be available in the amounts and at the times we need it.

     We are a holding company and dependent on cash flow from our subsidiaries to meet our cash requirements that are not satisfied from external funding sources. Some of our subsidiaries have indebtedness containing restrictive covenants which, if violated, would prevent them from making cash distributions to us. In particular, Tampa Electric Company’s first mortgage bonds indenture contains restrictions on distributions on its common stock, and certain long-term debt at Tampa Electric Company’s Peoples Gas System division prohibits payment of dividends to us if Tampa Electric Company’s consolidated shareholders’ equity is not at least $500 million. At June 30, 2003, Tampa Electric Company’s unrestricted retained earnings available for dividends on its common stock were approximately $147 million and its consolidated shareholder equity was approximately $1.7 billion. Also, our wholly-owned subsidiary TECO Diversified, the holding company for TECO Transport, TECO Coal and TECO Solutions, has a guarantee related to a coal supply agreement that could limit the payment of dividends by TECO Diversified to us.

If we are unable to limit capital expenditure levels as forecasted or successfully complete planned facility sales to the extent anticipated, our financial condition, liquidity and results could be adversely affected.

     Part of our plan for 2003 included capital investments at the operating companies of $623 million. This total reflects reductions from previously anticipated levels in order to maximize cash flows and reduce the need for external financings or asset sales. These amounts also reflect the actual accounting treatment for the repayment of the equity bridge loan associated with the Union and Gila River power stations previously included in capital expenditures. Our plan also includes the sale of an additional 40% of our interest in facilities that produce synthetic fuel, that qualifies for Section 29 tax credits at TECO Coal. Due to the actions of the Internal Revenue Service related to suspension of issuing new Private Letter Rulings for facilities producing synthetic fuel, we can not predict whether we will be able to sell additional portions of the production facilities. In addition, we are currently in the process of selling our interest in the Hardee Power Station. If this sale is not completed as planned, our liquidity position may be adversely affected. If we are unable to limit capital expenditures to the forecasted levels or to sell the synthetic fuel production facilities at the prices we expect or at all or to complete the sale of Hardee, we may sell additional assets, including those we identified on April 11, 2003, to improve our financial position. We cannot be sure that we will be able to sell such assets or obtain additional financings, in which case our financial position, liquidity and credit ratings could be adversely affected.

Completion of currently pending or future sales of our assets could adversely impact our financial results.

     On August 26, 2003, we announced that our subsidiary, TECO Power Services, Inc., had entered into an agreement to sell its interest in the Hardee Power Station, subject to regulatory and lender approval and satisfaction of other closing conditions. Although the completion of the sale is expected to strengthen our liquidity position, it is also expected to result in a reduction to earnings. Any additional asset sales could also reduce earnings.

We may be unable to continue to pay dividends at the current level, if at all.

     In April 2003 the Board of Directors reduced the dividend paid on our common stock to an annual rate of 76 cents. The Board determines the dividend rate from time to time, and we cannot assure you that we will sustain the dividend in the future.

We are vulnerable to interest rate changes and may not have access to capital at favorable rates, if at all.

     Changes in interest rates and capital markets generally affect our cost of borrowing and access to these markets. We cannot be sure that we will be able to accurately predict the effect those changes will have on our cost of borrowing or access to capital markets.

Synthetic Fuel Tax Credit Risks

We may be unable to take advantage of our existing tax credits.

     We derive a portion of our net income from Section 29 tax credits related to the production of non-conventional fuels. Although we sold a significant portion of our interest in the production facilities in April 2003 (subject to obtaining the Private Letter Ruling discussed below) and plan to sell the majority of our remaining interest in the production capacity, until and unless we successfully do so, our use of these tax credits is dependent on our generating sufficient taxable income against which to use the credits. We anticipate that we will generate sufficient taxable income to use the remaining credits, but we may not generate sufficient taxable income to utilize the credits related to the portion that has already been sold should that agreement be rescinded or to utilize the tax credits related to the portion of the facilities that we still plan to sell. We continue to incur costs in connection with the operation of the production facilities which we may not be able to fully recover if the agreement related to the portion of our interest already sold is rescinded and we are unable to utilize those credits.

We may be unsuccessful in obtaining a Private Letter Ruling (PLR) from the Internal Revenue Service relating to our sale of an interest in a portion of TECO Coal’s synthetic fuel production facilities.

     The sale relating to our 49% interest in TECO Coal’s synthetic fuel production facilities is contingent upon a positive response to our request for a PLR from the Internal Revenue Service allowing for the use of the Section 29 tax credits by the party to which this portion of the facilities was sold. The proceeds of the sale are being held in escrow pending resolution of this contingency. In the event that we do not receive the PLR, the buyer may rescind the transaction and we would not receive the earnings and cash flow benefits from the sale of the facilities. Similarly, the sale of any additional portion of our interest in our synthetic fuel production facilities will likely be dependent on receipt of a PLR for that transaction as well.

     On June 27, 2003, the IRS issued a general notice advising that future PLRs would not be issued pending the outcome of an IRS examination concerning each taxpayer’s qualification for the credits. The IRS is examining this matter on an ongoing basis with no specific schedule for resolution and resumption of issuing PLRs, and although we are working toward achieving a successful resolution to the current suspension of PLRs, we cannot predict whether the 49% sale will be rescinded or if we will be able to sell additional portions of the production facilities.

Independent Power Project Risks

TECO Power Services’ power plants are affected by market conditions, and TECO Power Services may not be able to sell power at prices that enable it to recover its investments in the plants.

     The TECO Power Services power plants that are in operation or under construction currently have only a portion of their output under long-term contracts for the sale of power. Currently these power plants sell most of their power based on market conditions at the time of sale, so TECO Power Services cannot predict with certainty:

•	the amount or timing of revenue it may receive from power sales from operating plants;

•	the differential between the cost of operations (in particular, natural gas prices) and power sales revenue;

•	the effect of competition from other suppliers of power;

•	regulatory actions that may affect market behavior, such as price limitations or bidding rules imposed by the Federal Energy Regulatory Commission (FERC) or state regulatory bodies or reimposition of regulation in power markets;

•	the demand for power in a market served by TECO Power Services’ plants relative to available supply;

•	the availability of transmission to accommodate the sale of power; or

•	whether TECO Power Services will recover its initial investment in these plants.

At present, several of the wholesale markets supplied by so-called “merchant” power plants are experiencing significant pricing declines due to excess supply and weak economies. The excess supply is partially due to the slowdown of electric deregulation in many states, or the outright repeal of electric competition legislation as occurred in Arkansas in 2003 (where the Dell and Union power stations are sited or located). This has allowed incumbent utilities to continue to operate older, less efficient generating facilities in lieu of purchasing power from newer, more efficient independent power plants. Consequently, only about 40% of the output of TECO Power Services’ merchant plants has been sold forward, or hedged, under short-term agreements for 2003 with a smaller amount hedged for 2004. TECO Power Services’ results could be adversely affected if it is unable to sufficiently sell the output of its plants under longer-term contracts or at a premium to forward curve prices for short-term sales or if we need to write off any of the capital already invested in the projects.

Our outlook assumes that TECO Power Services will manage the risk to earnings and cash flow by:

•	aggressive origination efforts;

•	bidding for long term purchase power agreements;

•	seeking opportunities for joint venture or asset sales; and

•	continuing to defer completion of generating capacity in a market that has become oversupplied.

     However, we cannot be sure how successfully TECO Power Services will be able to implement these risk management measures. For instance, in oversupplied markets, entering into long-term contracts could be difficult.

TECO Power Services may be unable to successfully complete current projects on schedule or within budget, and the book value of uncompleted projects could be impaired.

     TECO Power Services currently has its Union and Gila River power generating facilities in the final stages of construction with all phases of both projects having achieved commercial operation. It also has the Dell and McAdams projects that are suspended. The construction and maintenance of these facilities involves risks of shortages and inconsistent qualities of equipment and material, labor shortages and disputes, engineering problems, work stoppages, unanticipated cost increases and environmental or geological problems. Any of these events could delay a project’s construction schedule or increase its costs, which may impact TECO Power Services’ ability to generate sufficient cash flow and service its related non-recourse project debt. In addition, if the suspended projects remain suspended beyond the currently anticipated time frame, the book value of those projects could be impaired.

TECO Power Services’ marketing and risk management policies may not work as planned, and it may suffer economic losses despite such policies.

     TECO Power Services seeks to actively manage the market risk inherent in its energy and fuel positions. Nonetheless, adverse changes in energy and fuel prices may result in losses in our earnings or cash flows and adversely affect our balance sheet. TECO Power Services’ marketing and risk management procedures may not always be followed or may not work as planned. As a result, we cannot predict with precision the impact that its marketing, energy management and risk management decisions may have on its business, operating results or financial position. In addition, to the extent it does not cover its positions to market price volatility, or the hedging procedures do not work as planned, fluctuating commodity prices would cause our sales and net income to be volatile.

     TECO Power Services’ marketing and risk management activities also are exposed to the credit risk that counterparties to its transactions will not perform their obligations. Should counterparties to these arrangements fail to perform, it may be forced to enter into alternative hedging arrangements, honor underlying commitments at then-current market prices or otherwise satisfy its obligations on unfavorable terms. In that event, its financial results would likely be adversely affected.

General Business and Operational Risks

General economic conditions may adversely affect our businesses.

     Our businesses are affected by general economic conditions. In particular, the projected growth in Tampa Electric’s service area and in Florida is important to the realization of Tampa Electric’s and Peoples Gas System’s forecasts for annual energy sales growth. An unanticipated downturn in the local area’s or Florida’s economy could adversely affect Tampa Electric’s or Peoples Gas System’s expected performance.

     Our unregulated businesses, particularly TECO Transport, TECO Coal and TECO Power Services, are also affected by general economic conditions in the industries and geographic areas they serve, both nationally and internationally.

Potential competitive changes may adversely affect our regulated gas and electricity businesses.

     The U.S. electric power industry has been undergoing restructuring. Competition in wholesale power sales has been introduced on a national level. Some states have mandated or encouraged competition at the retail level and, in some situations, required divestiture of generating assets. While there is active wholesale competition in Florida, the retail electric business has remained substantially free from direct competition. Changes in the competitive environment occasioned by legislation, regulation, market conditions or initiatives of other electric power providers, particularly with respect to retail competition, could adversely affect Tampa Electric’s business and its performance.

     The gas distribution industry has been subject to competitive forces for several years. Gas services provided by Peoples Gas System are now unbundled for all non-residential customers. Because Peoples Gas System earns margins on distribution of gas, but not on the commodity itself, unbundling has not negatively impacted Peoples Gas System’s results. However, future structural changes that we cannot predict could adversely affect Peoples Gas System.

Our gas and electricity businesses are highly regulated, and any changes in regulatory structures could lower revenues or increase costs or competition.

     Tampa Electric and Peoples Gas System operate in highly regulated industries. Their retail operations, including the prices charged, are regulated by the Florida Public Service Commission (FPSC), and Tampa Electric’s wholesale power sales and transmission services are subject to regulation by the FERC. Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on Tampa Electric’s or Peoples Gas System’s performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure.

Tampa Electric is currently seeking a new contract for coal transportation services.

     Tampa Electric is currently seeking a new 5-year contract for coal transportation services through a request for proposal (RFP) process. These services have been provided by TECO Transport historically and represent more than 40% of TECO Transport’s revenues. We cannot predict the outcome of the RFP process, and if bidders other than TECO Transport are chosen to provide these services TECO Transport would have to find alternate sources of revenue.

     No matter who is chosen as the successful bidder, the costs associated with the transportation services are subject to Florida Public Service Commission review and approval through the annual fuel adjustment review, which is currently under way.

Our businesses are sensitive to variations in weather and have seasonal variations.

     Most of our businesses are affected by variations in general weather conditions and unusually severe weather. Tampa Electric’s, Peoples Gas System’s and TECO Power Services’ energy sales are particularly sensitive to variations in weather conditions. Those companies forecast energy sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather could have a material impact on energy sales. Unusual weather, such as hurricanes, could adversely affect operating costs and sales.

     Peoples Gas System, which has a single winter peak period, is more weather sensitive than Tampa Electric, which has both summer and winter peak periods. Mild winter weather in Florida can be expected to negatively impact results at Peoples Gas System.

     Variations in weather conditions also affect the demand and prices for the commodities sold by TECO Coal, as well as electric power sales from TECO Power Services’ merchant power plants. TECO Transport is also impacted by weather because of its effects on the supply of and demand for the products transported. Severe weather conditions could interrupt or slow service and increase operating costs of those businesses.

     Electric power marketing may be seasonal. For example, in some parts of the country, demand for, and market prices of, electricity peak during the hot summer months, while in other parts of the country such peaks occur in the cold winter months. As a result, our power marketing results may fluctuate on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of the facilities we operate and the terms under which we sell electricity.

Commodity price changes may affect the operating costs and competitive positions of our businesses.

     Most of our businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services.

     In the case of Tampa Electric, currently fuel costs used for generation are mostly affected by the cost of coal, and to a lesser extent, natural gas. Tampa Electric’s fuel costs will be increasingly impacted by the cost of natural gas with Bayside 1 in service and as Bayside 2 is completed. Tampa Electric is able to recover the cost of fuel through retail customers’ bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of electricity against other energy sources.

     Regarding wholesale sales of electricity, the ability to make sales and margins on power sales is currently affected by the cost of coal and other fuels to Tampa Electric, particularly as it compares to the cost of gas and oil to other power producers.

     In the case of TECO Power Services, results are impacted by changes in the market price for electricity. The profitability of merchant power plants is heavily dependent on the price for power in the markets they serve. Wholesale power prices are set by the market assuming a cost for the input energy and conversion efficiency, but the fixed costs may not be reflected in the price for spot, or excess, power.

     In the case of Peoples Gas System, costs for purchased gas and pipeline capacity are recovered through retail customers’ bills, but increases in gas costs affect total retail prices and therefore the competitive position of Peoples Gas System relative to electricity, other forms of energy and other gas suppliers.

We rely on some transmission and distribution assets that we do not own or control to deliver wholesale electricity, as well as natural gas. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver power and natural gas may be hindered.

     We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we sell and purchase for use in our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products and satisfy our contractual and service obligations may be hindered.

     The FERC has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that sufficient transmission capacity will not be available to transmit electric power as we desire. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities in specific markets.

     In addition, the independent system operators that oversee the transmission systems in certain wholesale power markets have from time to time been authorized to impose price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing business.

The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, may impact our operations, cash flows or financial condition.

     Although Tampa Electric Company continues to make progress towards the development of its RTO, GridFlorida, which would independently control the transmission assets of participating utilities in peninsular Florida, progress has slowed considerably. Given the regulatory uncertainty of the ultimate timing, structure and operations of GridFlorida or an alternate combined transmission structure, we cannot predict what effect its creation will have on our future consolidated results of operations, cash flow or financial condition.

Problems with operations could cause us to incur substantial costs.

     Each of our subsidiaries is subject to various operational risks, including accidents or equipment breakdown or failure and operations below expected levels of performance or efficiency. As operators of power generation facilities, Tampa Electric and TECO

Power Services could incur problems such as the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes which would result in performance below assumed levels of output or efficiency. Our outlook assumes normal operations and normal maintenance periods for our subsidiaries’ facilities.

The international projects and operations of TECO Power Services and TECO Transport are subject to risks that could result in losses or increased costs.

     TECO Power Services is involved in several international projects. These projects involve numerous risks that are not present in domestic projects, including expropriation, political instability, currency exchange rate fluctuations, repatriation restrictions, and regulatory and legal uncertainties. TECO Power Services attempts to manage these risks through a variety of risk mitigation measures, including specific contractual provisions, teaming with strong international and local partners, obtaining non-recourse financing and obtaining political risk insurance where appropriate.

     TECO Transport is exposed to operational risks in international ports, primarily in the form of its need to obtain suitable labor and equipment to safely discharge its cargoes in a timely manner. TECO Transport attempts to manage these risks through a variety of risk mitigation measures, including retaining agents with local knowledge and experience in successfully discharging cargoes and vessels similar to those used.

Changes in the environmental laws and regulations to which our regulated businesses are subject could increase our costs or curtail our activities.

     Our businesses are subject to regulation by various governmental authorities dealing with air, water and other environmental matters. Changes in compliance requirements or the interpretation by governmental authorities of existing requirements may impose additional costs on us or require us to curtail some of our businesses’ activities.

Stock Market Risk

Our stock price has been, and may continue to be, volatile.

     The trading price of our common stock recently has been, and may continue to be, volatile. The stock market in general and the market for energy companies in particular have experienced volatility. This volatility may have a significant impact on the market price of our common stock and could result in losses for investors purchasing shares in this offering.

USE OF PROCEEDS

     Our net proceeds from the sale of the 11,000,000 shares of common stock offered under this prospectus (after deducting estimated offering expenses) will be approximately $129,340,000. We intend to use those net proceeds to repay short-term indebtedness under our bank credit facility due in November 2003 and for general corporate purposes. Pending such use, we will invest the net proceeds in short-term money market instruments. At June 30, 2003, we had $350 million outstanding under our bank credit facility term loan maturing in November 2003 at an interest rate of 1.92%.

PLAN OF DISTRIBUTION

     We are selling the shares of common stock offered under this prospectus supplement directly to certain investors in a privately-negotiated transaction in which no party is acting as an underwriter. On September 10, 2003 we entered into a stock purchase agreement with the investors to sell 11,000,000 shares of common stock at a price of $11.76 per share for gross proceeds of $129,360,000. We determined the per share price through negotiations with the investors. We expect to deliver the shares of common stock through the book entry facilities of The Depository Trust Company against payment of the aggregate purchase price for the shares purchased on September 15, 2003.

     Each investor has agreed that for so long as it (together with its affiliates) beneficially owns 5% or more of our outstanding voting securities (including rights to acquire such securities), the investor shall not without our consent:

•	acquire beneficial ownership of any voting securities, to the extent that the acquisition would result in an increase in the investor’s (together with its affiliates’) percentage beneficial ownership of common stock to more than 9.9% of our outstanding voting securities;

•	make or participate in any solicitation of proxies or any election contest with respect to the voting of any of our securities, or initiate or facilitate any shareholder proposal;

•	deposit any of our voting securities in a voting trust or subject any such securities to any other voting arrangement;

•	form, join or in any way become a member of any group for the purpose of acquiring, holding or disposing of voting securities;

•	seek control of our management, Board, policies or affairs, propose or seek to effect, whether alone or in concert with others, any tender offer, exchange offer, merger, business combination, restructuring, liquidation, recapitalization or similar transaction involving us or any of our subsidiaries, or announce any intention or assist any other person to do the same; or

•	nominate any person for election by the holders of common stock as a director who is not nominated by the then-incumbent directors, or propose any matter to be voted upon by our shareholders.

     Each investor has also agreed that for so long as the investor holds our voting securities:

•	it will not sell, contract to sell or grant any option to purchase any shares of common stock, make any short sale of, or commit itself to dispose of our common stock at a time when the investor has no equivalent offsetting long position in our common stock;

•	it will not sell or contract to sell more than 1% of the outstanding common stock to any single person or group of related persons, except for transactions effected in good faith on The New York Stock Exchange; and

•	in the event that any action is submitted to our shareholders for their approval, whether at a meeting or by written consent, at a time when it and its affiliates collectively own more than 5% of our voting securities, unless otherwise approved in writing in advance by us, it will vote all voting securities as to which it has the right to vote that exceed the 5% amount in the same manner (i.e. in favor of, against and abstentions with respect to) proportionately to all other voting securities that are entitled to vote with respect to such matter.

LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities offered hereby for us.

TECO ENERGY, INC.

Debt Securities, Preferred Stock, Common Stock,

Stock Purchase Contracts, Stock Purchase Units and Warrants

       We plan to offer to the public from time to time:

•	debt securities consisting of debentures, notes or other evidences of indebtedness,

•	preferred stock,

•	common stock,

•	stock purchase contracts,

•	stock purchase units, and

•	warrants or other rights to purchase common stock, preferred stock or debt securities.

      Our common stock trades on the New York Stock Exchange under the symbol “TE”.

      This prospectus provides you with a general description of the securities we may offer. We may offer the securities as separate series, in amounts, prices and on terms determined at the time of the sale. When we offer securities, we will provide a prospectus supplement or a term sheet describing the terms of the specific issue, including the offering price of the securities. You should read both this prospectus and any prospectus supplement or term sheet, together with the additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 16 of this prospectus, before you make your investment decision.

      We will sell the securities to underwriters or dealers, through agents, or directly to investors.

      Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is January 2, 2003

      TECO Energy, Inc.  •  702 North Franklin Street  •  Tampa, Florida 33602  •  (813) 228-4111

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. The registration statement registered both the securities described in this prospectus as well as other securities issuable by us, TECO Capital Trust III and TECO Funding Company III, LLC. Under the shelf process, we, TECO Capital Trust III, and TECO Funding Company III, LLC may, from time to time, issue and sell to the public any combination of the securities described in the registration statement in one or more offerings up to a total dollar amount of $598,578,450.

      In this prospectus, “we”, “our”, “ours” and “us” refer to TECO Energy, Inc. unless the context requires otherwise.

RISK FACTORS

      In deciding whether to purchase our securities, in addition to the other information contained in this prospectus, you should consider carefully any risk factors we may include, if appropriate, in the applicable prospectus supplement or term sheet. You should also consider the “Investment Considerations” included in our Current Report on Form 8-K filed with the SEC on December 19, 2002, which is incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded from time to time by our future filings under the Securities Exchange Act of 1934.

FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement or term sheet, and the documents we have incorporated by reference may contain forward-looking statements. Such statements relate to future events or our future financial performance. We use words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “project,” “will” or other similar words to identify forward-looking statements.

      Without limiting the foregoing, any statements relating to our

•	earnings estimates and outlooks;

•	anticipated capital expenditures;

•	future cash flows and borrowings;

•	potential future merger opportunities and/or asset sales or monetizations; and

•	sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

      Among the factors that could cause actual results to differ materially are:

•	the effect of our substantial indebtedness on our financial condition and financial flexibility;

•	ratings downgrades that could affect our ability to access capital and to make payments on subordinated debt or pay dividends, our ability to maintain compliance with covenants in our borrowing arrangements and increase our financing costs;

•	our ability to reduce capital expenditures and complete monetizations and other transactions to raise cash as planned;

•	limitations on our ability to obtain cash flow on which we depend from our subsidiaries;

•	interest rates and other factors that could impact our ability to obtain access to sufficient capital on satisfactory terms;

•	the effect of market conditions on TECO Power Services’ power plants, which have no guaranteed rate of return;

•	potential capital arrangements or write-offs associated with our projects;

•	our ability to successfully complete and finance our projects on schedule and within budget;

•	our ability to manage our market and credit risk;

•	general economic conditions, particularly those affecting energy sales in our service area;

•	potential competitive changes in the electric and gas industries, particularly in the area of retail competition;

•	federal and state regulatory initiatives that increase competition or costs, threaten investment recovery, or impact rate structure;

•	variations in weather conditions and seasonal variations affecting energy sales and operating costs;

•	commodity price changes, including the price of energy affecting our businesses;

•	availability of transmission for sale of our power;

•	any adverse changes in nonconventional fuel tax credit laws, regulations or administration, or in our ability to generate sufficient taxable income to utilize those credits;

•	problems with our subsidiaries’ operations such as accidents or equipment failures that, if they occurred, would cause us to incur substantial costs;

•	adverse economic or political developments in the foreign countries in which our shipping business or TECO Power Services have operation; and

•	changes in environmental regulation that may impose additional costs or curtail some of our activities.

      When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus, any prospectus supplement or term sheet and the documents incorporated by reference, including the Investment Considerations included in our filings with the SEC.

TECO ENERGY

      We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important unregulated activities. We have a balance of regulated utility companies in the growing Florida market and profitable unregulated companies. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy and engineering services and, indirectly, the sale of propane gas. You can find a more complete description of our business and recent activities in the documents listed under “WHERE YOU CAN FIND MORE INFORMATION.” The address of our principal executive office is 702 North Franklin Street, Tampa, Florida 33602, and the telephone number is (813) 228-4111.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for each of the periods shown. If any series of debt or preferred stock securities should be used to repay our outstanding debt or retire other securities, we will present a pro forma ratio in the applicable prospectus supplement or term sheet if the change in a ratio would be ten percent or greater.

		Year Ended December 31,
	Nine Months Ended
	September 30, 2002	2001	2000	1999	1998	1997

Ratio of Earnings to Fixed Charges	2.81x	2.41x(1)	2.42x(1)	3.14x(1)(2)	3.55x(1)(3)	3.65x(1)(4)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.81x	2.41x(1)	2.42x(1)	3.14x(1)(2)	3.55x(1)(3)	3.65x(1)(4)

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investees and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1)	All prior periods presented reflect the reclassification of TECO Coalbed Methane’s results from continuing operations to discontinued operations. In September 2002, we announced our intention and initiated a plan to sell the TECO Coalbed Methane gas assets.

(2)	Includes the effect of other non-recurring pretax items totaling $21.0 million recorded at Tampa Electric Company, TECO Investments, Inc. and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.48x for the year ended December 31, 1999.

(3)	Includes the effect of other non-operating pretax items totaling $30.5 million associated with write-offs at TECO Coal Corporation and Tampa Electric, and $0.6 million pretax of merger-related costs. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.83x for the year ended December 31, 1998.

(4)	Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.68x for the year ended December 31, 1997.

DESCRIPTION OF DEBT SECURITIES

      The debt securities will be unsecured and, unless indicated otherwise in the applicable prospectus supplement or term sheet, will rank on parity with all our other unsecured and unsubordinated indebtedness. We will issue debt securities in one or more series under an indenture dated as of August 17, 1998 between us and The Bank of New York, as trustee. We filed the indenture as an exhibit to the registration statement on Form S-3 dated August 24, 1998. The following description of the terms of the debt securities summarizes only the material terms of the debt securities. The description is not complete, and we refer you to the indenture, which we incorporate by reference.

General

      The indenture does not limit the aggregate principal amount of the debt securities or of any particular series of debt securities that we may issue under it. We are not required to issue debt securities of any series at the same time nor must the debt securities within any series bear interest at the same rate or mature on the same date.

      Each time that we issue a new series of debt securities, the prospectus supplement or term sheet relating to that new series will describe the particular amount, price and other terms of those debt securities. These terms may include:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable or the method by which such date or dates will be determined;

•	the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined, and the date or dates from which any such interest will accrue;

•	the date or dates on which any such interest will be payable and the record dates, if any, for any such interest payments;

•	if applicable, whether we may extend the interest payment periods and, if so, the permitted duration of any such extensions;

•	the place or places where the principal of and interest on the debt securities will be payable;

•	any obligation we may have to redeem or purchase the debt securities pursuant to any sinking fund, purchase fund or analogous provision or at the option of the holder and the terms and conditions on which the debt securities may be redeemed or purchased pursuant to an obligation;

•	the denominations in which we will issue the debt securities, if other than denominations of $1,000;

•	the terms and conditions, if any, on which we may redeem the debt securities;

•	the currency, currencies or currency units in which we will pay the principal of and any premium and interest on the debt securities, if other than U.S. dollars, and the manner of determining the equivalent in U.S. dollars;

•	whether we will issue any debt securities in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security and any provisions regarding the transfer, exchange or legending of any such global security if different from those described below under the caption “Global Securities”;

•	any addition to, change in or deletion from the events of default or covenants described in this prospectus with respect to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of the debt securities due and payable;

•	any index or formula used to determine the amount of principal of or any premium or interest on the debt securities and the manner of determining any such amounts;

•	any terms relating to the conversion of the debt security into our common stock, preferred stock or other security issuable by us;

•	any subordination of the debt securities to any of our other indebtedness; and

•	other material terms of the debt securities.

      Unless the prospectus supplement or term sheet relating to the issuance of a series of debt securities indicates otherwise, the debt securities will have the following characteristics:

      We will issue debt securities only in fully registered form, without coupons and, generally, in denominations of $1,000 or multiples of $1,000. We will not charge a service fee for the registration, transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with registration, transfer or exchange.

      The principal of, and any premium and interest on, any debt securities will be payable at the corporate trust office of The Bank of New York in New York, New York. Debt securities will be exchangeable and transfers thereof will be registrable at this corporate trust office. Payment of any interest due on any debt security will be made to the person in whose name the debt security is registered at the close of business on the regular record date for interest.

      We will have the right to redeem the debt securities only upon written notice mailed between 30 and 60 days prior to the redemption date.

      If we plan to redeem the debt securities, before the redemption occurs, we are not required to:

•	issue, register the transfer of, or exchange any debt security of that series during the period beginning 15 days before we mail the notice of redemption and ending on the day we mail the notice; or

•	after we mail the notice of redemption, register the transfer of or exchange any debt security selected for redemption, except, if we are only redeeming a part of a debt security, we are required to register the transfer of or exchange the unredeemed portion of the debt security if the holder so requests.

      We may offer and sell debt securities at a substantial discount below their principal amount. We will describe any applicable special federal income tax and other considerations, if any, in the relevant prospectus supplement or term sheet. We may also describe certain special federal income tax or other considerations, if any, applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars in the relevant prospectus supplement or term sheet.

      The debt securities do not provide special protection in the event we are involved in a highly leveraged transaction.

      The debt securities are obligations exclusively of TECO Energy, Inc., which, as a holding company, has no material assets other than its ownership of the common stock of its subsidiaries, including Tampa Electric Company. We will rely entirely upon distributions from our subsidiaries to meet the payment obligations under the debt securities. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the debt securities or otherwise to make any funds available to us including the payment of dividends or other distributions or the extension of loans or advances. Furthermore, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries’ earnings, which are subject to various business risks. In a bankruptcy or insolvency proceeding, claims of holders of the debt securities would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the debt securities are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors.

Global Securities

      If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

      The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. Neither we, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

Consolidation, Merger, Etc.

      We will not consolidate or merge with or into any other corporation or other organization, or sell, convey or transfer all or substantially all of our assets to any individual or organization, unless:

•	the successor is an individual or organization organized under the laws of the United States or any state thereof or the District of Columbia, or under the laws of a foreign jurisdiction and such successor consents to the jurisdiction of the courts of the United States or any state thereof;

•	the successor or transferee expressly assumes our obligations under the indenture; and

•	the consolidation, merger, sale or transfer does not cause the occurrence of a default under the indenture.

      Upon the assumption by the successor of our obligations under the indenture and the debt securities issued thereunder, and the satisfaction of any other conditions required by the indenture, the successor will succeed to and be substituted for us under the indenture.

Modification of the Indenture

      The indenture provides that we or the trustee may modify or amend its terms with the consent of (i) the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series and (ii) 66 2/3% in aggregate principal amount of the outstanding debt securities of all affected series. However, without the consent of each holder of all of the outstanding debt securities affected by a modification, we may not:

•	change the date stated on the debt security on which any payment of principal or interest is stated to be due;

•	reduce the principal amount or any premium or interest on, any debt security, including in the case of a discounted debt security, the amount payable upon acceleration of the maturity thereof;

•	change the place of payment or currency of payment of principal of, or premium, if any, or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity (or, in the case of redemption, on or after the redemption date); or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture, for waiver of compliance with some provisions of the indenture or for waiver of some defaults.

      Under limited circumstances and only upon the fulfillment of conditions, we and the trustee may make modifications and amendments of the indenture without the consent of any holders of the debt securities.

      The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series except:

•	a default in the payment of principal of, or any premium or interest on, any debt security of that series;

•	in respect of a covenant or provision under the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the affected series.

Events of Default

      An event of default with respect to debt securities of any series issued under the indenture is any one of the following events (unless inapplicable to the particular series, specifically modified or deleted as a term of such series or otherwise modified or deleted in an indenture supplemental to the indenture):

•	we fail to pay any interest on any debt security of that series when due, and such failure has continued for 30 days;

•	we fail to pay principal of or premium, if any, on any debt security of that series when due;

•	we fail to deposit any sinking fund payment in respect of any debt security of that series when due, and such failure has continued for 30 days;

•	we fail to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), and such failure has continued for 90 days after we receive written notice as provided in the indenture;

•	events of bankruptcy, insolvency or reorganization; and

•	any other event defined as an event of default with respect to debt securities of a particular series.

      If an event of default with respect to any series of debt securities occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if any debt securities of that series are discounted debt securities, a portion of the principal amount that the terms of the series may specify) of all debt securities of that series to be immediately due and payable. Under some circumstances, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul that declaration and its consequences. The prospectus supplement or term sheet relating to any series of debt securities which are discounted debt securities will specify the particular provisions relating to acceleration of a portion of the principal amount of the discounted debt securities upon the occurrence of an event of default and the continuation of the event of default.

      Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to such provisions for security and indemnification of the trustee and other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      The holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to limitations specified in the indenture, interest on such debt security on its stated maturity date (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any of these payments.

      We must furnish to the trustee an annual statement that to the best of our knowledge we are not in default in the performance and observance of any terms, provisions or conditions of the indenture or, if there has been such a default, specifying each default and its status.

Satisfaction and Discharge of the Indenture

      We will have satisfied and discharged the indenture and it will cease to be in effect (except as to our obligations to compensate, reimburse and indemnify the trustee pursuant to the indenture and some other obligations) when we deposit or cause to be deposited with the trustee, in trust, an amount sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit (or to the stated maturity date or earlier redemption date for debt securities that have been called for redemption).

Defeasance of Debt Securities

      Unless otherwise provided in the prospectus supplement or term sheet for a series of debt securities, we may cause ourself (subject to the terms of the indenture) to be discharged from any and all obligations with respect to any debt securities or series of debt securities (except for certain obligations to register the transfer or exchange of such debt securities, to replace such debt securities if stolen, lost or mutilated, to maintain paying agencies and to hold money for payment in trust) on and after the date the conditions set forth in the indenture are satisfied. Such conditions include the deposit with the trustee, in trust for such purpose, of money and/or U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the stated maturity date of such payments or upon redemption, as the case may be, in accordance with the terms of the indenture and such debt securities.

      Under current U.S. federal income tax law, the defeasance of the debt securities would be treated as a taxable exchange of the relevant debt securities in which holders of debt securities would recognize gain or loss. In addition, thereafter, the amount, timing and character of amounts that holders would be required to include in income might be different from that which would be includable in the absence of such defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than the U.S. federal income tax law.

The Trustee

      The trustee is The Bank of New York, which maintains banking relationships with us in the ordinary course of business and serves as trustee under other indentures with us and some of our affiliates.

Governing Law

      The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

      We currently have authorized 10,000,000 shares of undesignated preferred stock, $1.00 par value per share, none of which were issued and outstanding as of the date of this prospectus. Under Florida law and our charter, our board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval.

      Subject to limitations prescribed by Florida law and our charter and by-laws, our board can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions as may be desired concerning voting, redemption, dividends, dissolution, or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.

      Our board is authorized to determine the voting rights of any series of preferred stock, subject to the following restrictions in our charter:

•	holders of shares of our preferred stock are not entitled to more than the lesser of (i) one vote per $100 of liquidation value and (ii) one vote per share, when voting as a class with the holders of shares of our common stock; and

•	holders of shares of our preferred stock are not entitled to vote on any matter separately as a class, other than (i) as required by Florida law, or (ii) as specified in the terms of the preferred stock, if the matter to be voted upon would affect the powers, preferences or special rights of the series or with respect to the election of directors in the event of our failure to pay dividends on the series.

      If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the charter amendment establishing the terms of the preferred stock with the SEC. This description will include:

•	the title and stated value;

•	the number of shares offered, the liquidation preference per share and the purchase price;

•	the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for dividends;

•	whether dividends will be cumulative, partially cumulative or non-cumulative and, if cumulative or partially cumulative, the date from which the dividends will accumulate;

•	the procedures for any auction or remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption, if applicable;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into any series of our common stock, and, if applicable, the conversion price (or how it will be calculated) and exchange period;

•	voting rights, if any, of the preferred stock;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•	any limitations on issuance of any class or series of preferred stock ranking senior to or on parity with the series of preferred stock as to dividend rights and rights upon our liquidation, dissolution or winding up;

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

      The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

      Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank as follows:

•	senior to all classes or series of our common stock, and to all equity securities issued by us, the terms of which specifically provide that they rank junior to the preferred stock with respect to those rights;

•	on a parity with all equity securities we issue that do not rank senior or junior to the preferred stock with respect to those rights; and

•	junior to all equity securities we issue, the terms of which do not specifically provide that they rank on a parity with or junior to the preferred stock with respect to these rights.

      As used for these purposes, the term “equity securities” does not include convertible debt securities.

DESCRIPTION OF COMMON STOCK

      Our authorized common stock consists of 400,000,000 shares, $1.00 par value per share. At December 2, 2002, there were 175,813,331 shares of common stock issued and outstanding. The approximate number of shareholders of record of our common stock as of December 2, 2002 was 23,487.

      Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, are entitled to receive any dividends, in cash, securities or property, as our board may declare. We may not pay cash dividends on our common stock at any time when we have deferred interest payments on our 8.50% Junior Subordinated Notes Due 2041 issued in connection with the issuance of the 8.50% Trust Preferred Securities of TECO Capital Trust I or our 5.11% Junior Subordinated Notes Due January 15, 2007 issued in connection with the issuance of the 5.11% Trust Preferred Securities of TECO Capital Trust II issued as part of our 9.50% Equity Security Units. Also, we may not pay cash dividends on our common stock if our 10.50% Notes Due 2007 fall below a certain credit rating and such payment would result in an event of default under the indenture or the aggregate of payments by us relating to our common stock exceeds a certain limit as set forth in the indenture and an eighth supplemental indenture. We filed the indenture as an exhibit to the registration statement on Form S-3 dated August 24, 1998 and the eighth supplemental indenture as an exhibit to the current report on Form 8-K dated November 20, 2002.

      In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution.

      The common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

      EquiServe, L.P. is the transfer agent and registrar for our common stock. Its phone number is 800-650-9222.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND

BYLAWS, FLORIDA LAW AND OUR RIGHTS PLAN

Required Vote for Authorization of Certain Actions

      Our Articles require the vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series entitled to vote generally in the election of directors for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations and liquidations, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in an election of directors), unless such business combination has been approved by a majority of disinterested directors, or the fair market value and other procedural requirements of our Articles are met.

Election and Removal of Directors

      Our board of directors is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our stockholders. A vote of a majority of the board or 80% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. Under the terms of our bylaws and Articles, these provisions cannot be changed without a supermajority vote of our stockholders.

Under Florida Law

      Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The “Control Share Acquisitions” section of the Florida Business Corporation Act, or FBCA, generally provides that shares acquired in excess of certain specified thresholds, beginning at 20% of a corporation’s outstanding voting shares, will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation’s disinterested shareholders. We have provided in our bylaws that the Control Share Acquisition Act shall not apply to us.

      The “Affiliated Transactions” section of the FBCA generally requires majority approval by disinterested directors or supermajority approval of disinterested shareholders of certain specified transactions (such as a merger, consolidation, sale of assets, issuance or transfer of shares or reclassifications of securities) between a corporation and a holder of more than 10% of the outstanding shares of the corporation, or any affiliate of such shareholder.

Rights Plan

      We have a shareholder rights plan. Under the plan, each outstanding share of our common stock carries with it a right, currently unexercisable, that if triggered permits the holder to purchase large amounts of our or any successor entity’s securities at a discount and/or trade those purchase rights separately from the common stock. The rights are triggered when a person acquires, or makes a tender or exchange offer to acquire, 10% of our common stock. The plan, however, prohibits the 10%-acquiror, or its affiliates, from exercising our shares’ purchase rights. As a result the acquiror’s interest in TECO Energy is substantially diluted. The rights expire in May 2009, subject to extension. We may also redeem the rights at a nominal price per right until 10 business days after a triggering event.

      These and other provisions of our Articles, bylaws and rights plan could discourage potential acquisition proposals and could delay or prevent a change in control.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

AND STOCK PURCHASE UNITS

      We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates (which we refer to as stock purchase contracts). The price per share of common stock or preferred stock and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock, trust preferred securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase the common stock or preferred stock under the stock purchase contracts (which we refer to as stock purchase units). The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligation under the original stock purchase contract.

      We will describe the material terms of the stock purchase contracts or stock purchase units and, if applicable, prepaid securities in the applicable prospectus supplement. We will also describe any material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS AND OTHER PURCHASE RIGHTS

General

      We may issue warrants and/or other rights to purchase debt securities (which we refer to as debt warrants), preferred stock (which we refer to as preferred stock warrants) or common stock (which we refer to as common stock warrants). We may issue any of these warrants or purchase rights (which we refer to generally as warrants) independently or together with other securities offered by this prospectus and attached to or separate from the other securities. If we issue warrants, we will issue them under warrant agreements between us and a bank or trust company, as agent, all of which will be described in the prospectus supplement relating to the warrants we are offering.

Debt Warrants

      We will describe the terms of debt warrants offered in the applicable prospectus supplement, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

•	the title;

•	the aggregate number offered;

•	their issue price or prices;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise, and the procedures and conditions relating to exercise;

•	the designation and terms of any related debt securities and the number of debt warrants issued with each security;

•	if applicable, the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise, and the price at which that principal amount of debt securities may be purchased upon exercise;

•	the commencement and expiration dates of the right to exercise;

•	the maximum or minimum number which may be exercised at any time;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to exercise;

•	and any other terms, including terms, procedures and limitations relating to exercise.

      Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before exercising their debt warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments of principal of, premium, if any, or interest, if any, on the securities purchasable upon exercise.

Other Warrants

      The applicable prospectus supplement will describe the following terms of preferred stock warrants or common stock warrants offered under this prospectus:

•	the title;

•	the securities issuable upon exercise;

•	the issue price or prices;

•	the number of warrants issued with each share of preferred stock or common stock;

•	any provisions for adjustment of (i) the number or amount of shares of preferred stock or common stock issuable upon exercise of the warrants or (ii) the exercise price;

•	if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	the commencement and expiration dates of the right to exercise;

•	the maximum and minimum number that may be exercised at any time; and

•	any other terms, including terms, procedures, and limitations relating to exchange or exercise.

Exercise of Warrants

      Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or shares of preferred stock or common stock at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Warrants may be exercised by delivering to the corporate trust office of the warrant agent or any other officer indicated in the applicable prospectus supplement (i) the warrant certificate properly completed and duly executed and (ii) payment of the amount due upon exercise. As soon as practicable following exercise, we will forward the debt securities or shares of preferred stock or common stock purchasable upon exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

USE OF PROCEEDS

      We intend to add the net proceeds from the sale of the securities to our general funds to be used for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures, repayment of debt and other business opportunities.

PLAN OF DISTRIBUTION

      We may sell the securities in one or more of the following ways:

•	directly to purchasers;

•	to or through one or more underwriters or dealers; or

•	through agents.

      A prospectus supplement or term sheet with respect to a particular series of securities will set forth the terms of the offering of those securities, including the following:

•	name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and our proceeds from the sale;

•	underwriting discounts and commissions; and

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      If we use underwriters in the sale, the underwriters will acquire the securities for their own account and they may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriting syndicates represented by one or more managing underwriters or one or more independent firms acting as underwriters may offer the securities to the public. In connection with the sale of securities, we may compensate the underwriters in the form of underwriting discounts or commissions. The purchasers of the securities for whom the underwriters may act as agent may also pay them commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Unless otherwise set forth in the applicable prospectus supplement or term sheet, the obligations of any underwriters to purchase the securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased.

      If we use dealers in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The applicable prospectus supplement or term sheet will name any dealer, who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, involved in the offer or sale of securities, and set forth any commissions or discounts we grant to the dealer.

      If we use agents in the sales of the securities, the agents may solicit offers to purchase the securities from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent set forth, in the applicable prospectus supplement or term sheet. Any agent will be acting on a reasonable effort basis for the period of its appointment or, if indicated in the applicable prospectus supplement or term sheet, on a firm commitment basis.

      We may also sell securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to resales. The terms of those sales would be described in the prospectus supplement or term sheet.

      If the prospectus supplement or term sheet so indicates, we will authorize agents, underwriters or dealers to solicit offers from institutions to purchase securities from us at the public offering price set forth in the prospectus supplement or term sheet pursuant to stock purchase or delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will set forth the commission payable for solicitation of the contracts.

      We may engage in at the market offerings of our common stock. An “at the market” offering is an offering of our common stock at other than a fixed price on or through the facilities of the NYSE. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates on a date within 60 days prior to filing the registration statement containing this prospectus. Accordingly, we may not sell under this prospectus more than approximately $281,768,642 of our common stock in at the market offerings. Any underwriter that we engage for an at the market offering will be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, will be described in the related prospectus supplement.

      Agents, dealers and underwriters may be entitled under agreements with us to indemnification against some civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with, or perform services for, us or our subsidiaries for customary compensation.

      If indicated in the applicable prospectus supplement or term sheet, one or more firms may offer and sell securities in connection with a remarketing upon their purchase, in accordance with their terms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us will be described in the applicable prospectus supplement or term sheet. We may be obligated to indemnify the remarketing firm against some liabilities, including liabilities under the Securities Act, and the remarketing firm may engage in transactions with or perform services for us or our subsidiaries for customary compensation.

      Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

      Any securities, other than our common stock, will be a new issue of securities with no established trading market. We cannot assure you that there will be a market for the securities of any particular security, or that if a market does develop, that it will continue to provide holders of those securities with liquidity for their investment or will continue for the duration the securities are outstanding.

      The prospectus supplement or term sheet relating to each offering will set forth the anticipated date of delivery of the securities.

LEGAL MATTERS

      Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities for us.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to our Current Report on Form 8-K dated December 19, 2002 and the financial statement schedule incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.tecoenergy.com. Our website is not part of this prospectus.

      We filed a registration statement on Form S-3 with the SEC covering the securities. For further information on us and the securities, you should refer to the registration statement and its exhibits. This prospectus discusses material provisions of our indenture dated August 17, 1998 entered into with The Bank of New York, as trustee. Because the prospectus may not contain all the information that you may find important, you should review the full text of the indenture and other documents we have incorporated by reference into the registration statement.

      The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2002, June 30, 2002 and March 31, 2002;

•	the description of our common stock contained in our Registration Statement on Form 8-B, filed on July 13, 1981 (File No. 1-8180), including any amendment or reports filed for the purpose of updating such description; and

•	our Current Reports on Form 8-K filed December 20, 2002, December 19, 2002, December 18, 2002, November 21, 2002, November 20, 2002, November 15, 2002, November 12, 2002, November 5, 2002, October 11, 2002, October 8, 2002, September 25, 2002, August 14, 2002, June 10, 2002, June 5, 2002, May 31, 2002, May 20, 2002 May 10, 2002, April 22, 2002, January 24, 2002, January 15, 2002, January 11, 2002 and January 9, 2002.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Director of Investor Relations

TECO Energy, Inc.
702 North Franklin Street
Tampa, Florida 33602
(813) 228-4111

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or term sheet is accurate as of any date other than the date on the front of these documents.